PE 3/2/2015



UNITED STATES NO ACT Received SEC
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549 MAR 02 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE





15005607

March 2, 2015

Act: 1934
Section: 
Rule: 14a-8 (OD)
Public
Availability: 3-2-15

Joel F. Freedman
Ropes & Gray LLP
joel.freedman@ropesgray.com

Re: TJX Companies, Inc.

Dear Mr. Freedman:

This is in regard to your letter dated February 27, 2015 concerning the shareholder proposal submitted by the Sisters of St. Dominic and the Priests of the Sacred Heart for inclusion in TJX's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that TJX therefore withdraws its February 3, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Sharon A. Geertsen
Sisters of St. Dominic
5635 Erie Street
Racine, WI 53402-1900

Mark Peters
Priests of the Sacred Heart, US Province
justdir@usprovince.org



ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

February 27, 2015

Joel F. Freedman
T +1 617 951 7309
F +1 617 235 0375
joel.freedman@ropesgray.com

VIA E-MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *The TJX Companies, Inc. Shareholder Proposal of the Sisters of St. Dominic and the Priests of the Sacred Heart, as co-filers*

Ladies and Gentlemen:

By letter dated February 3, 2015 (the "No-Action Request Letter"), we requested on behalf of our client, The TJX Companies, Inc. (the "Company"), that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission concur that the Company could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders a stockholder proposal and supporting statement (collectively, the "Proposal") submitted by the Sisters of St. Dominic and by the Priests of the Sacred Heart (collectively, the "Proponents"), as co-filers.

Attached hereto as Annex A is an email from the Priests of the Sacred Heart, received by the Company on February 26, 2015, whereby the Priests of the Sacred Heart state that they withdraw the Proposal. Attached hereto as Annex B is a letter from the Sisters of St. Dominic, dated February 28, 2015, whereby the Sisters of St. Dominic state that they withdraw the Proposal. As the Proponents have withdrawn the Proposal, on behalf of the Company we hereby withdraw the No-Action Request Letter.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (617) 951-7309.

Very truly yours,



Joel F. Freedman

cc: The Sisters of St. Dominic
cc: The Priests of the Sacred Heart
cc: Ann McCauley

Enclosures

## Annex A

See Attached.

**From:** Mark Peters [mailto:justdir@usprovince.org]
**Sent:** Thursday, February 26, 2015 3:35 PM
**To:** Ann Mccauley
**Cc:** 'Agnes Schneider'
**Subject:** RE: TJX and POSH shareholder resolution

Dear Ann,
First, congratulations on TJX's continuing success this past year as highlighted in your release. It's also very good to see that TJX has addressed the issue of minimum wage and has decided to raise it. This will be good news for your lowest-paid workers. We see this as a good step and appreciate your openness to conversation on this issue in light of our resolution on pay disparity.

Given this progress I would like to inform you by this email that, on behalf of the Priests of the Sacred Heart, I hereby withdraw the resolution I filed with TJX on Dec. 9, 2014. I will let Sr. Agnes speak for the Sisters of St. Dominic of Racine. If you need any more information, please let me know. Meanwhile I look forward to continued conversation on this issue, including that of CEO pay and disclosure policies that I raised in my email last Friday. Thanks again.

Sincerely,

Mark Peters
Director of Justice, Peace and Reconciliation
Priests of the Sacred Heart, US Province
justdir@usprovince.org
414-427-4273

## Annex B

See Attached.

# Sisters of St. Dominic

5635 Erie Street
Racine, WI 53402-1900
www.racinedominicans.org
(262) 639-4100
(262) 639-9702 (fax)

February 28, 2015

Ann McCauley, Secretary
Office of the Corporate Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

Dear Ms. McCauley:

Congratulations on TJX's continuing success this past year as highlighted in your recent press release. Raising the wages of a starting salary for all U.S. hourly store Associates, particularly the lowest paid employee, is a justice issue.

The Sisters of St. Dominic, commonly known as the Racine Dominicans, are grateful that your company has addressed this issue of pay equity for each employee within the United States. We hereby withdraw the resolution co-filed by the Racine Dominicans on December 10, 2014. Our community looks forward to continue the conversation on pay equity.

Sincerely,





Sharon A. Geertsen
Director of Finance

Agnes Schneider
Coordinator for Socially Responsible Investments

Enclosures.

Copies: Mark Peters, Priests of the Sacred Heart, US Province
Michael H. Crosby, OFMCap, Wisconsin, Iowa, & Minnesota Coalition for Responsible Investment
Julie Wokaty, Interfaith Center for Corporate Responsibility



ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

February 3, 2015

Joel F. Freedman
T +1 617 951 7309
F +1 617 235 0375
joel.freedman@ropesgray.com

VIA E-MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *The TJX Companies, Inc.*
Notice of Intention to Omit Proposal Submitted by the Sisters of St. Dominic and the Priests of the Sacred Heart, as co-filers

Ladies and Gentlemen:

On behalf of our client, The TJX Companies, Inc., a Delaware corporation (the "Company"), and in accordance with Exchange Act Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this letter with respect to the shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement"), submitted by the Sisters of St. Dominic and by the Priests of the Sacred Heart, as co-filers (collectively, the "Proponents"), for inclusion in the proxy materials that the Company intends to distribute for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials"). We hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") Division of Corporation Finance will not recommend any enforcement action if, in reliance on Exchange Act Rule 14a-8, the Company omits the Proposal from its 2015 Proxy Materials.

In accordance with Exchange Act Rule 14a-8(j), we have undertaken the following actions:

- Submitted this letter to the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- Concurrently sent a copy of this correspondence to the Proponents.

Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Exchange Act Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal requests that the Company's shareholders approve the following resolution:

"RESOLVED: Shareholders request The TJX Companies, Inc. Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced."

A copy of the Proposal and the Supporting Statement, along with the introductory letters from each of the Proponents, dated December 9, 2014 and December 10, 2014, respectively, are attached hereto as Exhibit A and Exhibit B.

**BASIS FOR EXCLUSION**

The Company believes that the Proposal may properly be excluded from the 2015 Proxy Materials for the following, separately sufficient reasons, pursuant to the referenced paragraphs of Exchange Act Rule 14a-8:

- 14a-8(i)(10), as the Company has substantially implemented the Proposal.
- 14a-8(i)(3), as the Proposal is misleading in violation of Exchange Act Rule 14a-9; and
- 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations.

We note preliminarily, that the language of the Proposal appears to differ from prior similar no-action letter submissions under Exchange Act Rule 14a-8(j) to which the Staff has replied. Specifically, the resolution included in the Proposal "requests" a report on the Company's executive compensation practices, but only "suggest[s]" certain specific topics for inclusion in that report. By contrast, the resolutions from proposals generally included in prior similar no-action letter requests have specifically requested that the report address certain issues related to a comparison of senior executive and other employee pay levels. *See, e.g.*, The Goldman Sachs Group, Inc. (March 11, 2010); Comcast Corp. (January 29, 2010); Wal-Mart Stores, Inc. (March 1, 2006). We believe that the different approach of the Proposal is material.

## ANALYSIS

*The Proposal may be excluded in reliance on Exchange Act Rule 14a-8(i)(10), as the Proposal has been substantially implemented.*

*Background*

Exchange Act Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that, for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. "In the past, the Staff has permitted the exclusion of proposals under [Exchange Act] Rule 14a-8(c)(10) [the predecessor provision to Exchange Act Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Commission Release No. 34-20091 (August 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position. Commission Release No. 34-40018 (May 21, 1998) (the "1998 Release") at n.30 and accompanying text.

Applying the "substantially implemented" standard, the Commission stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). In other words, substantial implementation under Exchange Act Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's underlying concerns and its essential objective. Exchange Act Rule 14a-8(i)(10) permits exclusion of a proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the proponent. Differences between a company's actions and a proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See* Commission Release No. 34-20091.

The Staff consistently takes the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented and therefore, can be excluded under Exchange Act Rule 14a-8(i)(10). *See, e.g.*, Symantec Corp. (June 3, 2010); Bank of America Corp. (January 4, 2008); AutoNation Inc. (February 10, 2004); AMR Corp. (April 17, 2000). In each of these letters, the

Staff concurred that a company may omit a shareholder proposal from its proxy materials under Exchange Act Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed.

*The Proposal may be excluded because the Company has substantially implemented the Proposal through the Company Board's Executive Compensation Committee's performance of its responsibilities and the Company's annual disclosure in its proxy statement's compensation discussion and analysis section (the "CD&A").*

The Proposal sets forth only two requirements. First, the Proposal seeks "a review of [the C]ompany's executive compensation policies. Second, the Proposal asks that a "summary report of that review" be made available "upon request." While the Proposal also "suggest[s]" other items to include in the "report," these are not mandated. For the reasons set forth below, the Company has substantially implemented the Proposal.

The Company has substantially implemented the first part of the Proposal based on the review and oversight of executive compensation policies by the Executive Compensation Committee (the "Committee") of the Company's board of directors. The Committee regularly reviews and approves the Company's executive compensation programs and policies as reflected in the Committee's charter, which sets forth its responsibilities including, among other things, "[r]eview[ing] and approv[ing] the structure and philosophy of compensation of the Chief Executive Officer, other executive officers and senior Associates."[1] The charter further states that the Committee determines the compensation of the Chief Executive Officer and determines the performance goals and performance criteria under the Company's incentive plans. We believe the Committee has implemented the first element of the Proposal through its regular review of executive compensation policies.

Further, the CD&A, which is made available each year in the Company's proxy statement, offers precisely the review of and report on the Company's executive compensation policies that the Proposal requests, satisfying both of the Proposal's requirements. Indeed, the CD&A explains the Company's compensation decision-making process and provides the quantitative data to enable readers to analyze multi-year trends. Moreover, since the Company has adopted a policy providing for annual say-on-pay advisory votes, the CD&A is subjected to the scrutiny of shareholders every year, and while this vote is non-binding, the Committee reviews and considers the voting results when evaluating its executive compensation program. Item 402 of Regulation S-K requires that the CD&A "explain all material elements" of the Company's compensation policies for its named executive officers, a defined group of its senior executives.

---

[1] *See* Charter of the Executive Compensation Committee of the Board of Directors of The TJX Companies, Inc., *available at*
http://www.tjx.com/files/pdf/corp_resp/TJX_Exec_Comp_Committee_Charter.pdf.

As noted above, in addition to the review requested by the Proposal, the Proposal separately "suggest[s]" that the summary report include "[a] comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States" and "an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced." However, these are mere suggestions that are not required by the terms of the Proposal. In this regard, they are not part of the essential objective of the Proposal. Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal when a company has addressed the requested, but not suggested, matters. For example, in ConAgra Foods, Inc. (July 3, 2006), the Staff concurred in the exclusion under rule 14a-8(i)(10) of a proposal requesting that the board issue a sustainability report, where the supporting statement recommended that the report contain guidelines that the company did not address in its existing policies and procedures. *See also* Wal-Mart Stores, Inc. (March 30, 2010) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal urging the board to adopt principles regarding global warming "based on" a set of principles listed in the supporting statement, where the company argued that it need not adopt the listed principles wholesale). In the instant Proposal, the Proposal's only requirements are to "initiate a review of [the C]ompany's executive compensation policies" and make available a "summary report," each of which the Company has already done. Specifically, the Company's 2014 proxy statement, as in past years, contains the Committee's annual report on its review of executive compensation, as requested by the Proposal. The Committee will continue to make such disclosures in its annual proxy statements in accordance with the Commission's rules.

Moreover, to the extent the suggestion mentioned above is deemed part of the Proposal, the compensation comparison suggested by the Proposal is akin to the pay ratio disclosure that the Company will be required to provide upon the adoption of final rules in accordance with Section 953(b) of the Dodd-Frank Act. Section 953(b) of the Dodd-Frank Act requires that the Commission issue rules that require issuers to disclose (A) the median of the annual total compensation of all employees of the issuer, except the chief executive officer (or any equivalent position) of the issuer; (B) the annual total compensation of the chief executive officer (or any equivalent position) of the issuer; and (C) the ratio of the amount described in subparagraph (A) to the amount described in subparagraph (B). Commenters in support of that section have stated that the provision will focus attention on the gap between executive and nonexecutive pay levels, which is also the intention of the Proponents. *See* Commission Release Nos. 33-9452, 34-70443 at n.24. On September 18, 2013, the Commission proposed rules to implement Section 953(b) of the Dodd-Frank Act. Commission Release Nos. 33-9452, 34-70443 (September 18, 2013) ("Pay Ratio Disclosure Rules"). The complexity and utility of the effort to fashion rules for such disclosure are reflected in the Commission's release. The record shows that the amount of work required to produce the disclosure is not trivial, and the public record reflects that many large and complex issuers like the Company have taken substantial steps toward preparing to produce the disclosure when required. While we recognize that the suggestion in the Proposal differs from the requirements of Section 953(b) in certain details, one reasonable way to interpret the Proposal is to conclude that it essentially mirrors the analysis to be required by Section 953(b). Assuming that interpretation of the Proposal, a shareholder vote to request that the Company prepare a report that would include the comparative data the Proposal requests would involve substantially duplicative efforts to those to be undertaken by the Company pursuant to Section 953(b), in contravention of the policy underlying Exchange Act Rule 14a-8(i)(10).

Accordingly, the Company has substantially implemented the essential objectives of the Proposal and the Proposal may be properly excluded pursuant to Exchange Act Rule 14a-8(i)(10).

*The Proposal may be excluded in reliance on Exchange Act Rule 14a-8(i)(3), as it is misleading in violation of Rule 14a-9.*

*Background*

Exchange Act Rule 14a-8(i)(3) provides that if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Exchange Act Rule 14a-9, it may be omitted from its proxy materials. Exchange Act Rule 14a-9 prohibits materially false or misleading statements in proxy materials.

*The Proposal may be excluded as misleading because it is vague and indefinite.*

The Proposal may be excluded under Exchange Act Rule 14a-8(i)(3) on the grounds that it is so vague and indefinite so as to be misleading within the meaning of Exchange Act Rule 14a-9. The Staff has interpreted Exchange Act Rule 14a-8(i)(3) to mean that vague and indefinite shareholder proposals may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). A proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." Fuqua Industries, Inc. (March 12, 1991).

As noted preliminarily above, the Proposal simply requests a report concerning the Company's executive compensation policies. A report complete in all material respects concerning those policies could be submitted to the shareholders without addressing the Company's pay policies for its other employees. The Proponents' suggestion, rather than request, that the report include the comparison and analysis described in the Proposal suggests that the Proponents recognize that other approaches to describing and analyzing the Company's executive compensation policies might be as informative as the Proponents' suggestion. It is easy to envision that the Company's implementation of the Proposal as drafted would be significantly different from the actions envisioned by the shareholders voting on the proposal.

Moreover, the Proposal contains material undefined terms. The Staff consistently has permitted the exclusion of shareholder proposals relating to executive compensation matters when such proposals have failed to define certain terms necessary to implement them. For example, in Boeing Co. (Recon) (March 2, 2011), the Staff permitted the exclusion of a proposal that requested that Boeing negotiate with its senior executives to "relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Exchange Act Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See, e.g.,* General Motors Corp. (March 26, 2009) (concurring with the exclusion under Exchange Act Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" that did not define "incentives"); Verizon Communications Inc. (February 21, 2008) (proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group" was excludable under Exchange Act Rule 14a-8(i)(3)).

As identified below, several of the Proposal's key terms are so inherently vague and indefinite that neither shareholders nor the Company would be able to determine with any reasonable certainty what actions or measures the Proposal requires. As a result, the Company and shareholders may reasonably come to conflicting interpretations as to the specific actions required by the Proposal.

- *"Top Senior Executive"* – The Proposal's subject matter is vague because it asks the Company to prepare a short report that includes the "total compensation package of the top senior executives." Without more detail it is not clear whom the Company should consider a "top senior executive." For instance, one could interpret that the report should apply (i) to named executive officers of the Company in accordance with Regulation S-K, Item 402(a)(3) (17 C.F.R. § 229.402(a)(3)), (ii) to all employees that receive more than a certain amount in cash compensation or (iii) to all employees above some title, or in many other ways. Moreover, it is unclear whether the Proposal should be limited to employees whose compensation is set by the board's Executive Compensation Committee, or if other members of senior management, whose compensation is not set by the Executive Compensation Committee, should be included.

- *"Total Compensation Package"* – In addition, the Proposal refers to the "total compensation package of the top senior executives," but does not provide clarity as to the different elements of compensation to be recognized for this purpose or how such elements should be valued. The Proposal gives no guidance as to how and when to value the various types of awards, welfare benefits, fringe benefits, deferred compensation and other similar items of income.

- *"Store Employees' Median Wage"*

- *"Store Employees"* – The Proposal relies on an indefinite population of "store employees." For example, should "store employees" for a particular year include anyone employed for at least a day during that year, or only those employees employed on a specific date during that year? Should it include only full-time employees or part-time employees? Should it, in fact, be limited to only "store employees" or should it include all employees that are not "top senior executives," including, for example, hourly or salaried employees at the Company's stores, distribution centers and corporate offices?
- *"Median"* –The Proposal does not describe how the Company should determine the "median wage" of its store employees. It appears the Proponents are suggesting a figure similar to the one mandated by Section 953(b) of the Dodd-Frank Act that requires U.S. public companies to disclose: (i) the median of the annual total compensation of all employees of the company, excluding the chief executive officer, (ii) the annual total compensation of the chief executive officer and (iii) the ratio of these two amounts. Prior to the proposal by the Commission of the Pay Ratio Disclosure Rules in September 2013, there was, and continues to be, extensive discussion and disagreement on the appropriate methodology to calculate the median annual total compensation. If the Proposal intended the determination of median wage to be similar to what is required under Section 953(b), the Company would not know how to implement this Proposal. As it is, the Commission solicited comments on numerous issues in its proposed Pay Ratio Disclosure Rules that could equally apply to computing the "median wage" of store employees such as whether non-full time employees may be excluded from the calculation or whether seasonal workers' compensation should be annualized. Since the Proposal does not address these issues, and the Pay Ratio Disclosure Rules have not yet been finalized, the use of the word "median" is impermissibly vague at this time.
- *"Wage"* – Similar to "total compensation package," the Proposal's use of "wage" is confusing since the Proposal does not clarify whether wage should be limited to regular pay or whether it should include vacation, health or other benefits. Further, if these benefits are supposed to be included in the definition of wage, the Proposal does not explain how they should be valued.

*The Proposal may be excluded because the Supporting Statement contains misleading statements and implications.*

The Supporting Statement contains misleading pay comparisons and relies on an unreliable source for its data concerning "the average Sales Associate of TJX."

The Supporting Statement includes a comparison of "the total 2014 compensation for [the Company's CEO]" to "the average Sales Associate of TJX." This comparison is inherently misleading. The Supporting Statement does not address how the "annual compensation" of the "average Sales Associate of TJX" compares to the pay of other nonexecutive groups of employees of the Company. Accordingly, the Supporting Statement is misleading insofar as a shareholder might reasonably infer that the calculation of the "annual compensation" of the "average Sales Associate of TJX" is the same as the calculation of the median pay level for all of the Company's employees excluding the Company's Chief Executive Officer. It is not.

Moreover, the Supporting Statement misleadingly claims to present the annual compensation of the "average Sales Associate of TJX." Instead, the Supporting Statement relies only on one subset of employees in one of the Company's three major store chains in the United States. Despite referring to the average compensation of "Sales Associates of TJX," the webpage relied upon only provides the compensation information for employees of the Company's T.J. Maxx stores. In fact, the same website, on different webpages, provides a salary range for sales associates of Marshalls and HomeGoods, the Company's other major U.S. store chains. If the information available at that website for the selected category of employees at the Marshalls and HomeGoods chains was included, the Proponents' already flawed methodology would have yielded a substantially different ratio and salary range.

In addition, the website cited by the Supporting Statement as the source of its data concerning the "annual compensation" of the "average Sales Associate of TJX" is not reliable because:

- *Self-Reported Data and Miniscule Sample Size:* The website relies on self-reporting (which has implications as to both motivation for participation and accuracy of information provided and leaves open the possibility of submissions by persons who are not employees of the Company) and includes a sample of only 16 "Sales Associates," which represents less than 0.1% of the total number of the Company's U.S. employees.
- *Geographic Scope is Unclear:* While the compensation ranges purport to represent national averages, there is no indication of the location of the survey participants. The website even acknowledges in its "National Data" column that "[p]ay can vary greatly by location."
- *Only One of Multiple Job Categories Listed*: The website provides annual compensation ranges for multiple categories of Company employees including: sales associate, retail store manager, retail store assistant manager and customer service coordinator. It is unclear why among those categories the Proponents selected the sales associate category other than the fact that the high-end of the range was lower than for every other category.
- *Different Time Periods*: The Supporting Statement attempts to compare the total compensation package of the Company's Chief Executive Officer for the year ended February 1, 2014 to the "annual compensation" of the "average Sales Associate of TJX," which is reported as of November 21, 2014.

The Supporting Statement also contains misleading implications regarding the connection between stagnant worker wages and the ratio of executive to nonexecutive pay levels. The Supporting

Statement recites certain views about the impact of stagnant worker wages on the U.S. economy, discusses certain comparisons of executive to nonexecutive pay levels and then requests that the Company prepare a report on its executive compensation policies. The clear implication is that the Company's executive pay policies are a cause of stagnant worker wages – i.e., that if the Company were to study and then modify its executive pay policies, the issue of stagnant worker wages in the United States could be solved. The Proposal thus clearly implies a direct link between the compensation levels of executives and other employees that does not exist. The pay levels of executives and other employees are determined primarily by the different factors affecting the different labor markets for executive and nonexecutive employees.[2]

Likewise, the Supporting Statement misleadingly quotes from a risk factor in the Company's Form 10-K for the year ended February 1, 2014, which provides that global economic conditions, including "unemployment, decreased disposable income and actual and perceived wealth," can adversely affect the Company's results of operations and performance, in an effort to link executive pay to stagnant worker wages and general economic conditions. The risk factor in the Company's 10-K makes no reference to a causal connection between stagnant worker wages and executive compensation. The implication that the Company has suggested a link between the two is misleading and for the reasons discussed above, the Proposal's implicit link between executive pay and stagnant worker wages is misleading.

Accordingly, for the reasons set forth above, the Proposal should be excludable in its entirety under Exchange Act Rule 14a-8(i)(3).

*The Proposal may be excluded in reliance on Exchange Act Rule 14a-8(i)(7), as it deals with matters relating to the Company's ordinary business operations.*

*Background*

Exchange Act Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." When adopting amendments to Exchange Act Rule 14a-8 in 1998, the Commission explained in the 1998 Release that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The 1998 Release goes on to describe the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to

[2] Prominent critics of U.S. pay practices have commented on the lack of any such interconnectedness. *See, e.g.,* Charles M. Elson & Craig K. Ferrere, Executive Superstars, Peer Groups, and Overcompensation: Cause, Effect, and Solution, 38 J. Corp. L. 487 (2013).

direct shareholder oversight. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." The Commission indicates that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

The fact that a proposal seeks a report from a company's board of directors (instead of a direct action) does not change the determination under Exchange Act Rule 14a-8(i)(7) – a shareholder proposal that calls on the board of directors to issue a report to shareholders is excludable under Exchange Act Rule 14a-8(i)(7) as relating to an ordinary business matter if "the subject matter of the [report] . . . involves a matter of ordinary business." *See* Commission Release No. 34-20091 (August 16, 1983).

*The Proposal may be excluded because it relates to compensation matters of employees generally.*

In Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"), the Staff explained that since 1992 it has applied a bright-line analysis when considering the excludability under Exchange Act Rule 14a-8(i)(7) of shareholder proposals concerning equity or cash compensation matters. Under the Staff's analysis, proposals that relate to general employee compensation matters may be excluded under Exchange Act Rule 14a-8(i)(7), while those proposals that concern *only* senior executive officer and director compensation matters may not be excluded under this Rule. The Staff's distinction between general compensation matters and senior executive officer and director compensation matters is based on the view that senior executive officer and director compensation matters involve "significant social policy issues" that "transcend day-to-day business matters" and are appropriate for a shareholder vote. *See* SLB 14A.

In our case, the Proposal could reasonably be read to be seeking a shareholder vote on the appropriateness of wage levels for nonexecutive workers. The first two paragraphs of the Supporting Statement concern the effect on the U.S. economy of stagnating workers' wages, and a fair reading of the Proposal in its entirety suggests that the Proponents' concern is with that issue, and not with the issue of executive pay. As noted above, the Proposal implies a direct link between executive pay policy and the level of nonexecutive wages that does not exist. We know of no data suggesting a negative correlation between the level of executive pay and the level of nonexecutive pay. In sum, nonexecutive pay, and not executive pay, appears to be the real focus of the Proposal, and the relationship between levels of executive and nonexecutive pay are not linked in the manner suggested by the Proposal. We respectfully submit that the "significant social policy issue" rule should not shield every Exchange Act Rule 14a-8 proposal that cites executive pay as a cause. To the extent that the Proposal seeks a shareholder vote related to wage levels of nonexecutive workers, the Proposal is excludable.

Moreover, the Staff has in the past concurred with the exclusion of proposals that not only seek to regulate executive compensation, but also affect the compensation of a broader group of employees. In Microsoft Corp. (September 17, 2013), for example, the Staff permitted the exclusion of a proposal where the proponent requested that the board of directors and/or compensation committee limit the average individual total compensation of senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company. Similarly, in Raytheon Co. (March 11, 1998), the Staff permitted Raytheon Company to exclude a proposal urging the company's board of directors to: (1) "address the issue of runaway remuneration of CEOs and the widening gap between the highest paid and lowest paid" employees; and (2) publish in its proxy materials the ratio between the total compensation paid to Raytheon's CEO and the total compensation paid to the company's lowest-paid U.S. worker; finding that the proposal related to the company's ordinary business operations. *See also* Ford Motor Co. (February 5, 2013) (the Staff allowed the exclusion of a proposal requesting the company adopt a policy "for the distribution of the funds designated and assigned to pay for stock options, bonuses, and profit sharing" to the company's employees); Johnson Controls, Inc. (October 16, 2012) (the Staff allowed the exclusion of a proposal requesting the managing officers of the company to repay a portion of their compensation into a bonus pool that would be redistributed to other employees of the company); Delta Air Lines, Inc. (March 27, 2012) (the Staff allowed the exclusion of a proposal requesting the board of directors to initiate a program that prohibited cash or equity payments for management or executive officers unless there was an appropriate process to fund the retirement accounts of Delta pilots).

Although framed as merely a suggestion, the Proposal unambiguously relates to the compensation of employees generally. The Proposal specifically refers to a report that provides "[a] comparison of the total compensation package of the top senior executives and our store employees' median wage . . . and . . . an analysis of changes in the relative size of the gap along with any analysis and rationale justifying any trends evidenced." By suggesting that the report include a "comparison of the total compensation package of the top senior executives and [Company] store employees," "an analysis of changes" in this pay ratio, and an "analysis and rationale justifying any trends evidenced," the Proposal is asking the Company to review, collect data, and report on the pay of its general workforce, thus implicating the Company's ordinary business operations. As discussed in Microsoft, when a proposal requests, as the Proposal does, that a company take action based on a ratio of executive and general employee compensation, the proposal is addressing both executive and general employee compensation. Here, the Proposal requests that the Company "analy[ze] changes" in the ratio of executive and store-employee pay and "justify[] any trends evidenced." Since any changes to the ratio of executive pay and store-employee pay are traceable both to fluctuations in executive pay and store-employee pay, the Proposal is asking the Company to evaluate and report on whether there were changes in the compensation of its "store employees," *i.e.*, its general workforce, and to provide a justification for any such changes relative to increases and decreases in executive pay.

Accordingly, as the Proposal is not limited to executive compensation but rather addresses the compensation of the Company's general workforce, the Proposal is excludable under Exchange Act Rule 14a-8(i)(7), as concerning its ordinary business operations.

**CONCLUSION**

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials. If we can be of any further assistance in this matter, please do not hesitate to contact me at (617) 951-7309.

Very truly yours,



Joel F. Freedman

cc: The Sisters of St. Dominic
cc: The Priests of the Sacred Heart
cc: Ann McCauley

Enclosures

# Exhibit A



# Priests of the Sacred Heart

Provincialate Offices, United States Province
7373 S. Highway 100, P.O. Box 289
Hales Corners, Wisconsin 53130-0289

General Phone 414-425-6910
Fax: 414-425-2938

December 9, 2014

Ann McCauley, Secretary
Office of the Corporate Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

Dear Ms. McCauley:

The Priests of the Sacred Heart is a congregation of Catholic religious men who have missions in the Midwest, South Dakota, Mississippi and Texas. Our international order was founded by Fr. Leo Dehon, a French priest in the late 19th and early 20th centuries who was strongly committed to social and economic justice. Our US province mission statement says we are to keep alive the spirit of Fr. Dehon "by responding to the urgent needs of the Church and the world" and "establishing the reign of justice and Christian charity in the world." We hope you would agree that there are few more urgent needs to be addressed in our society today than the stagnation of the wages of American workers and its impact on the US economy, including The TJX Companies.

I am hereby authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of TJX shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

The United States Province of The Priests of the Sacred Heart has continually owned at least $2,000 worth of common stocks of TJX Companies, Inc. for over one year from the above date. Verification of our ownership by our custodian is enclosed. We intend to hold this same stock through next year's annual meeting.

We hope that the time between your reception of this letter and shareholder proposal might find us engaged in such a constructive dialogue on this critical issues that we would be led to withdraw the enclosed resolution.

Sincerely,

Mark Peters

Mark Peters
Director of Justice, Peace and Reconciliation
Priests of the Sacred Heart
US Province

**The TJX Companies, Inc.**

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/), and retail spending – everything from clothing to groceries to eating out (from fine dining to fast food) – has broad implications for the entire economy, accounting for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP);

WHEREAS the report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) "trickle-down economics" (economic growth coming from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy;

WHEREAS in a recent 10-K submission to the U.S. Securities and Exchange Commission The TJX Companies stated "Economic conditions, both on a global level and in particular markets, including unemployment, decreased disposable income and actual and perceived wealth . . . may also have significant effects on consumer confidence and spending. Consumer spending, in turn, affects retail sales" https://www.sec.gov/Archives/edgar/data/109198/000119312514125980/d650209d10k.htm;

WHEREAS a September 2014 Harvard Business School study showed the pay ratio between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259,894 (the next closest country Switzerland's CEOs make $7,435,816 http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/;

WHEREAS total 2014 compensation for TJX Companies' CEO, Carol Meyrowitz was $22,514,033 (https://www.sec.gov/Archives/edgar/data/109198/000119312514157068/d711800ddef14a.htm#toc711800_15) while the average Sales Associate of TJX received annual compensation between $15,999 and $23,576 (http://www.payscale.com/research/US/Employer=TJ_Maxx_Inc/Salary), a wage gap ratio of 955 to 1;

RESOLVED: Shareholders request The TJX Companies, Inc. Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.


Merrill Lynch
Bank of America Corporation

**Corporate Secretary**
**Office of the Corporate Secretary**
**The TJX Companies, Inc**
**770 Cochituate Road**
**Farmington, MA**

RE: **Verification of Deposit**

**Merill Lynch Accounts** *FISMA & OMB MEMORANDUM M-07-16***

# Important Notice

---

**This is in response to the Verification of Deposit (VOD) request for the Merrill Lynch account(s) of The Priests of The Sacred Heart. Details appear below.**

**Comments**

This is to inform you that The Priests of the Sacred Heart has continuously held at least $2,000 of TJXCompanies, Inc. for over one year from December 9, 2014. I have been informed by its representative to Hold same stock through next year's annual meeting.

---

Signature of Merrill Lynch Branch Office Management Team (OMT)

Lisa M Feld, Administrative Manager 12/9/2014

*Please be advised, our CMA program permits account holders to access the assets in the account by Visa card and checks, which are drawn and processed against a Merrill Lynch account maintained for the customer at Bank of America, N.A. However, the account holder does not maintain a depository balance at that bank. The information provided above may change daily due to activity in the account and/or changes in market value of assets held in the account. This information is provided as a courtesy and Merrill Lynch is not liable or responsible for any decisions made, in whole or in part, on reliance upon this information.

VDBLK-A2014

# Exhibit B

Sisters of St. Dominic

5635 Erie Street
Racine, WI 53402-1900
www.racinedominicans.org
(262) 639-4100
(262) 639-9702 (fax)

December 10, 2014

Ann McCauley, Secretary
Office of the Corporate Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

Dear Ms. McCauley:

The Sisters of St. Dominic is a congregation of Catholic women religious with headquarters in Racine, Wisconsin and are most commonly known at the Racine Dominicans. Since 1862, the Racine Dominicans are a community of vowed women religious Sisters and lay Associates committed to truth and compelled to justice. Commitment to truth in the light of the Gospel compels us to consecrate whatever power we have, personally and as community, to sustain the fundamental right of every person to pursue the fullness of life and to share in the common good. The stagnation of the wages of American workers and its impact on the US economy, including The TJX Companies, is very important to us.

As the Director of Finance for the Sisters of St. Dominic, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of TJX shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

The Sisters of St. Dominic has continually owned at least $2,000 worth of common stocks of TJX Companies, Inc. for over one year from the above date. Verification of our ownership by our custodian is will be sent to you directly. A copy of this letter is enclosed for your convenience. We intend to hold this same stock through next year's annual meeting.

We hope that the time between your reception of this letter and shareholder proposal might find us engaged in such a constructive dialogue on this critical issues that we would be led to withdraw the enclosed resolution.

Sincerely,



Sharon A. Geertsen
Director of Finance

Enclosures.

Copies: Mark Peters, Priests of the Sacred Heart, US Province
Michael H. Crosby, OFMCap, Wisconsin, Iowa, & Minnesota Coalition for Responsible Investment
Julie Wokaty, Interfaith Center for Corporate Responsibility

**The TJX Companies, Inc.**

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/), and retail spending – everything from clothing to groceries to eating out (from fine dining to fast food) – has broad implications for the entire economy, accounting for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP);

WHEREAS the report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) "trickle-down economics" (economic growth coming from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy;

WHEREAS in a recent 10-K submission to the U.S. Securities and Exchange Commission The TJX Companies stated "Economic conditions, both on a global level and in particular markets, including unemployment, decreased disposable income and actual and perceived wealth . . . may also have significant effects on consumer confidence and spending. Consumer spending, in turn, affects retail sales" https://www.sec.gov/Archives/edgar/data/109198/000119312514125980/d650209d10k.htm;

WHEREAS a September 2014 Harvard Business School study showed the pay ratio between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259,894 (the next closest country Switzerland's CEOs make $7,435,816 http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/;

WHEREAS total 2014 compensation for TJX Companies' CEO, Carol Meyrowitz was $22,514,033 (https://www.sec.gov/Archives/edgar/data/109198/000119312514157068/d711800ddef14a.htm#toc711800_15) while the average Sales Associate of TJX received annual compensation between $15,999 and $23,576 (http://www.payscale.com/research/US/Employer=TJ_Maxx_Inc/Salary), a wage gap ratio of 955 to 1;

RESOLVED: Shareholders request The TJX Companies, Inc. Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.


ADVISORS

Wells Fargo Advisors, LLC
600 52nd Street, Suite 100
Kenosha, WI 53140-3423
Office: 262-658-4891
Fax: 262-657-2557
Toll Free: 800-522-7422

December 10, 2014

Ann McCauley, Secretary
Office of the Corporate Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

Dear Ms. McCauley:

Re: Proof of Ownership

This is to inform you that the Sisters of S.t Dominic have continuously held for one year at least $2,000 worth of TJX Companies common stock since December 10, 2014. We have been told by their representative to maintain this holding through the next annual meeting.

Thank you.

Very truly yours,



John Fitzpatrick
Managing Director – Investments

Cc: Sharon Geertsen, Sisters of St. Dominic

"This report is not the official record of your account. However, it has been prepared to assist you with your investment planning and is for informational purposes only. Your Wells Fargo Advisors Client Statement is the official record of your account. Therefore if there are any discrepancies between this report and your Client Statement, you should rely on the Client Statement and call your local Branch Manager with any questions. Transactions requiring tax consideration should be reviewed carefully with your accountant or tax advisor."

Together we'll go far

